UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): October 25, 2018

Lakeland Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

NEW JERSEY	000-17820	22-2953275
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

250 Oak Ridge Road, Oak Ridge, New Jersey 07438
(Address of Principal Executive Offices) (Zip Code)

(973) 697-2000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ X ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Item 2.02. Results of Operations and Financial Condition.

On October 25, 2018, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01. Other Events.

In the press release referred to in Item 2.02 above, the Registrant reported the following event: on October 23, 2018, the Registrant declared a quarterly cash dividend of $0.115 per common share, payable on November 15, 2018 to shareholders of record as of November 5, 2018.

Item 9.01. Financial Statements and Exhibits.

Exhibit 99.1. Press release dated October 25, 2018

Additional Information and Where to Find It

        This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed mergers of Highlands Bancorp, Inc. into Lakeland Bancorp, Inc. and Highland State Bank into Lakeland Bank, Lakeland Bancorp intends to file a registration statement that will include a proxy statement to be distributed to Highlands Bancorp’s shareholders as a prospectus, with the Securities and Exchange Commission (the “Commission”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Lakeland Bancorp with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Lakeland Bancorp’s website at www.lakelandbank.com or by directing a request to Investor Relations, Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, NJ 07438 (973-697-2000). Requests for the Proxy Statement/Prospectus may also be made to Steven C. Ackmann, President & CEO, Highlands Bancorp, Inc., 310 Route 94, PO Box 160, Vernon, NJ 07462 (973-658-4573).

Participants in the Solicitation

        This communication is not a solicitation of a proxy from any security holder of Lakeland Bancorp or Highlands Bancorp. However, Lakeland Bancorp, Highlands Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Highlands Bancorp’s shareholders in respect of the proposed transaction. Information regarding the directors and executive officers of Lakeland Bancorp may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Shareholders, which was filed with the Commission on April 3, 2018, and can be obtained free of charge from Lakeland Bancorp’s website. Information regarding the directors and executive officers of Highlands Bancorp may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Shareholders, and can be obtained free of charge from Highlands Bancorp by requesting a copy from Steven C. Ackmann, President & CEO, Highlands Bancorp, Inc., 310 Route 94, PO Box 160, Vernon, NJ 07462 (973-658-4573). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lakeland Bancorp, Inc.

Date: October 25, 2018	By:	/s/ Thomas J. Shara
Thomas J. Shara
President and Chief Executive Officer